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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cardiff International, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
14146R106
(CUSIP Number)
October 16, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No.	14146R106	Page	2	of	5

1	NAMES OF REPORTING PERSONS Richard Duffy and Amanda L. Duffy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,350,000(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,350,000(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,350,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑ This excludes 1,625,000 warrants

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.58%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

[1]	The filers also own 1,625,000 warrants which were issued in conjunction with these shares.

[2]	The warrants held by the filer represent 31.7% of the total number of warrants outstanding.

CUSIP No.	14146R106	Page	3	of	5

Item 1(a):	Name of Issuer

Cardiff International, Inc.

Item 1(b):	Address of Issuer’s Principal Executive Offices

5717 Tanner Ridge Avenue Westlake Village, CA 91362

Item 2(a):	Name of Person Filing

This statement is filed by Richard Duffy and Amanda L. Duffy.

Item 2(b):	Address of Principal Business Office

Item 2(c):	Citizenship

USA

Item 2(d):	Title of Class of Securities

Common Stock, no par value.

Item 2(e):	CUSIP Number

14146R106

Item 3:	This statement is not filed pursuant to Rules 13d-1(b) or 13d-2, and therefore this item is not applicable.

Item 4:	Ownership

(a)	Amount Beneficially Owned:

3,350,000 shares

(b)	Percent of Class

5.58%

CUSIP No.	14146R106	Page	4	of	5

Number of Shares as to Which Such Person Has:

(i)	Sole power to vote or direct the vote:

0 Shares

(ii)	Shared power to vote or direct the vote

3,350,000 Shares

(iii)	Sole power to dispose or to direct the disposition of:

0 Shares

(iv)	Shared power to dispose or to direct the disposition of:

3,350,000 Shares

Item 5:	Ownership of Five Percent or Less of a Class

If this statement is being to report the fact that as of Date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6:	Ownership of Not More Than Five Percent on Behalf of Another Person

N/A

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company

N/A.

Item 8:	Identification and Classification of Members of the Group

N/A

Item 9:	Notice of Dissolution of Group

N/A

Item 10:	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	14146R106	Page	5	of	5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated: February 13, 2009	By:	/s/ Richard Duffy
Richard Duffy